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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Celebrate Express, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
15100A 10 4
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	15100A 10 4

1	NAMES OF REPORTING PERSONS: Michael K. Jewell

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑ Joint filing pursuant to 13d-1(k)(1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,103,021

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,103,021

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,103,021

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	14.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 7,848,393 shares of Common Stock of the Issuer outstanding as of December 31, 2006 as disclosed on the Issuer’s Form 10-Q for the quarterly period ended November 30, 2006.

CUSIP No.	15100A 10 4

1	NAMES OF REPORTING PERSONS:
	Jan A. Jewell
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑ Joint filing pursuant to 13d-1(k)(1)

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,103,021

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,103,021

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,103,021

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	14.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 7,848,393 shares of Common Stock of the Issuer outstanding as of December 31, 2006 as disclosed on the Issuer’s Form 10-Q for the quarterly period ended November 30, 2006.

This Amendment No. 2 to Schedule 13G is being filed with respect to the Common Stock of Celebrate Express, Inc. to amend the Schedule 13G filed on February 2, 2006 (the “Schedule 13G”). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

Item 1(a)	Name of Issuer:

Celebrate Express, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

11220 — 120th Avenue N.E., Kirkland, Washington 98033

Item 2(a)	Name of Person Filing:

(i) Michael K. Jewell

(ii) Jan A. Jewell

Item 2(b)	Address of Principal Business Office, or, if none, Residence:

Michael K. Jewell
P.O. Box 171, Medina, Washington 98039

Jan A. Jewell
P.O. Box 171, Medina, Washington 98039

Item 2(c)	Citizenship:

Michael K. Jewell and Jan A. Jewell are both U.S. citizens.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

15100A 10 4

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

By virtue of their spousal relationship, each of Michael K. Jewell and Jan A. Jewell may be deemed to beneficially own and share the power to direct the disposition and vote an aggregate of 1,103,021 shares of Common Stock.

(b)	Percent of class: 14.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0 shares as to Michael K. Jewell and 0 shares as to Jan A. Jewell

(ii)	Shared power to vote or to direct the vote: 1,103,021

(iii)	Sole power to dispose or to direct the disposition of: 0 shares as to Michael K. Jewell and 0 shares as to Jan A. Jewell

(iv)	Shared power to dispose or to direct the disposition of: 1,103,021

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2007
/s/ Michael K. Jewell
Michael K. Jewell

/s/ Jan A. Jewell
Jan A. Jewell

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)